82.4776




RECEIVED

2010 FEB -3 A 11:39

saipem
Via Martiri di Cefalonia, 67
20097 San Donato Milanese (Milano)
Tel. +39 025201 Fax +39 0252044415
www.saipem.eni.it


10015156

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Prot. SEGR/ 26

San Donato M.se, February 1, 2010

Re: Saipem S.p.A. - File No. 82.4776


SUPPL

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 9th December 2009
- Saipem Press Release dated 18th December 2009
- Saipem Press Release dated 14th January 2010
- Saipem Press Release dated 27th January 2010

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Giulio Bozzini, telephone number -- (2) 52033202 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem
General Affairs Dept.
Company's Secretary Office Manager
Michele Nebbioli


LLOYD'S REGISTER QUALITY ASSURANCE
ISO9001
UKAS
QUALITY MANAGEMENT
001

saipem spa
Sede legale di San Donato Milanese, Via Martiri di Cefalonia, 67
Capitale Sociale Euro 441.410.900 i.v.
Registro Imprese di Milano, Codice Fiscale 00825790157
Partita Iva 00825790157, R.E.A. Milano n. 788744
Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.


RECEIVED
2010 FEB -3 A 11:39



saipem

Saipem wins two new offshore contracts in South East Asia worth US$ 450 million

San Donato Milanese (Milan), 9 December 2009 – Saipem has been awarded two offshore contracts in Papua New Guinea and Vietnam for a total value of approximately US$ 450 million.

In Papua New Guinea, Saipem has been awarded by Esso Highlands Limited, an ExxonMobil company, the contract for the PNG LNG Offshore Pipeline Project EPC2.
The scope of work will consist of the engineering, transportation and installation of a 407 kilometres-long 34" gas sealine, connecting the Omati River landfall point, on the southern coast of Papua New Guinea, to the onshore point located near the capital town of Port Moresby, on the southeastern coast of the Country, where a new LNG plant will be located.
The works also encompasses the shore approach excavation and backfilling at Port Moresby and the trenching and backfilling of a 75-kilometres section of the sealine at the Omati River landfall, 25 of which inside the Omati River, where Saipem will use its unique experience and expertise in post trenching methodology from Kashagan project in Caspian Sea.
Maximum water depth along the route is approximately 100 metres. Marine operations will be carried out by Semac 1 offshore vessel. The activities will be completed in the third quarter of 2012.
The project is part of ExxonMobil PNG LNG Project to develop gas and liquid hydrocarbon resources located in the southern highlands of Papua New Guinea with LNG exporting facility in Caution Bay, near Port Moresby.

In Vietnam, Saipem has been awarded the contract for the Chim Sao Platform and Pipelines Project by PTSC Mechanical and Construction.
The contract, assigned in the framework of the development of Block 12W by Premier Oil Vietnam Offshore, encompasses the transportation and installation of one wellhead platform and of subsea pipelines, umbilical and PLEMs (pipelines end manifolds), in addition to the detailed engineering for infield pipelines.
The Chim Sao field is located about 300 kilometres off the southern coasts of the Socialist Republic of Vietnam, in approximately 95 m of water depth.

Marine activities will be carried out mainly by Castoro 8 offshore vessel and will be completed in the second quarter of 2011.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776




2010 FEB -3 A 11:39

saipem

Saipem: Financial Calendar 2010

Review and announcement of financial results for 2010

San Donato Milanese (Milan), 18 December 2009 – Saipem announces the dates of the publication of its financial results, to be approved by its Board of Directors in 2010:

• February 10, 2010: Preliminary consolidated financial statements at December 31, 2009; dividend estimate for the 2009 financial year; press release and conference call;

• March 10, 2010: Saipem Group consolidated financial statements and Saipem S.p.A. draft financial statements at December 31, 2009; Sustainability Report 2009; dividend proposal for 2009; press release;

• April 22, 2010: First quarter 2010 results; press release and conference call;

• July 27, 2010: Second quarter 2010 results and interim financial report at June 30, 2010; press release and conference call;

• October 27, 2010: Third quarter 2010 results; press release and conference call.

The Annual General Meeting of Shareholders for the approval of the financial statements of Saipem S.p.A. at December 31, 2009 and the allocation of net income will be held on April 16 and 26, 2010 (first and second call, respectively).

The dividend for the 2009 financial year will be paid on May 27, 2010 (ex-dividend date: May 24, 2010).

Any amendment to the above calendar will be notified to the market.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy

Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

eni

saipem

Saipem Savings Shareholders' Meeting appoints Common Representative

San Donato Milanese (Milan), 14 January 2010 – Today, Saipem S.p.A. Savings Shareholders held a special meeting (first call) and confirmed Roberto Ramorini as Common Representative for the financial years 2010, 2011 and 2012.

Saipem, 43% owned by Eni, is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-025201
Shareholder Information:
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI), Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it

82.4776



eni

saipem

Saipem awarded new offshore drilling contracts worth US$370 million

San Donato Milanese (Milan), 27 January 2010 – Saipem has been awarded new offshore and onshore drilling contracts for a total value of approximately US$370 million.

Saipem has been awarded two contracts for the charter of the semi-submersible rig Scarabeo 3, which is at present idle, for a total period of 9 months plus options starting from January 2010. The two contracts, signed with Total E&P Congo and Addax Petroleum, encompass the use of the rig in Congo for one drilling well plus one optional well, and in Nigeria for drilling activities for the duration of six months respectively.

Saipem has reached an agreement with the Egyptian company IEOC for the extension of the contract for the charter of the Scarabeo 4 until June 2013.

Scarabeo 3 and 4 are second generation semi-submersible drilling rigs capable of operating in water depths of up to 1500 feet.

Within offshore drilling activities, Saipem has been awarded by Harrington Dubai the contract for the charter of the jack-up Perro Negro 3, also idle at present, for drilling activities in the Persian Gulf for a period of six months plus an option of 18 months.

Perro Negro 3 is a jack-up capable of operating in water depths of up to 300 feet.

In onshore drilling Saipem has been awarded two contracts in Kazakhstan with ExxonMobil Kazakhstan Inc. (EMKI) for the decommissioning and transportation of two rigs owned by the client already operated by Saipem. Saipem will also carry out conversion activities on one of the two rigs.

Finally, Saipem has signed other new contracts with several clients for the charter of four rigs in Algeria and Perù, two of which are presently idle. The contracts encompass the utilisation of the rigs starting from the first quarter of 2010 for a varying period of six months to two years.

Saipem is organised in three Business Units: Offshore, Onshore and Drilling, with a strong bias towards oil & gas related activities in remote areas and deepwater. Saipem is a leader in the provision of engineering, procurement, project management and construction services with distinctive capabilities in the design and the execution of large scale offshore and onshore projects, and technological competences such as gas monetisation and heavy oil exploitation.

Website: www.saipem.eni.it
Switchboard: +39-02520.1
Shareholder Information:
Saipem S.p.A. - Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI) - Italy
Relations with institutional investors and financial analysts:
Tel.: +39-02520.34653 - Fax: +39-02520.54295
E-mail: investor.relations@saipem.eni.it